[redacted]

14048023

UNI
SECURITIES AND E
Washington, D.C.

FEB 28 2014
WASH., D.C.
193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DPEC CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 FIFTH AVENUE, 10TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIM HOLDERBAUM 212-739-7655
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE, 11TH FLOOR, (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/18

3/20/14

OATH OR AFFIRMATION

I, TIM HOLDERBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DPEC CAPITAL, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

JEREMANE G BLACKWOOD
Notary Public - State of New York
No. 01BL6233959
Qualified in New York County
My Commission Expires January 03, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DPEC CAPITAL, INC.

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
DPEC Capital, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of DPEC Capital, Inc. (the "Company"), which comprise the statements of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ Phone 212.485.5500 ■ Fax 212.485.5501 ■ marcumllp.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DPEC Capital, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred losses of $1,386,380 during the year ended December 31, 2013. Cash used in operating activities was $1,059,893. In addition, based upon projected revenues and expenses, the Company believes that it may not have sufficient funds to operate for the next twelve months. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Marcum LLP

New York, NY
February 25, 2014

DPEC CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Assets		
Cash	$ 17,830	
Due from clearing broker	50,000	
Advances and loans to registered representatives, net	207,748	
Property and equipment, net	1,263	
Investment in affiliates	1,829,694	
Prepaid expenses	100,694	
Total Assets		$ 2,207,229
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 22,774	
Payable to Parent	1,785	
Total Liabilities		$ 24,559
Commitments and Contingencies		
Stockholder's Equity		
Common stock - $.01 par value: 1,000 shares authorized; 100 shares issued and outstanding	1	
Additional paid-in capital	12,099,107	
Accumulated deficit	(9,916,438)	
Total Stockholder's Equity		2,182,670
Total Liabilities and Stockholder's Equity		$ 2,207,229

The accompanying notes are an integral part of these financial statements.

DPEC CAPITAL, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues				
Private equity and venture capital fees - related parties	$	872,742		
Investment loss - related parties		(71,273)		
Interest and other income		3,072		
Total Revenues			$	804,541
Expenses				
Salaries and related costs		355,775		
Clearing, commissions and related costs		1,388,924		
Occupancy and communication		113,874		
Business development		79,465		
Professional fees		164,767		
Other expenses		88,116		
Total Expenses				2,190,921
Net Loss			$	(1,386,380)

The accompanying notes are an integral part of these financial statements.

DPEC CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance - Beginning	100	$ 1	$ 10,587,352	$ (8,530,058)	$ 2,057,295
Capital contributions from Parent	--	--	1,075,000	--	1,075,000
Stock-based compensation	--	--	436,755	--	436,755
Net loss	--	--	--	(1,386,380)	(1,386,380)
Balance - Ending	100	$ 1	$ 12,099,107	$ (9,916,438)	$ 2,182,670

The accompanying notes are an integral part of these financial statements.

DPEC CAPITAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows from Operating Activities		
Net loss		$ (1,386,380)
Adjustments to reconcile net loss to net cash used in operating activities:		
Non-cash commission income	$ (305,167)	
Non-cash commission allocated to registered	276,036	
Investment losses	71,273	
Provision for uncollectible advances and loans to registered representatives	39,826	
Stock-based compensation	436,755	
Amortization of prepaid compensation	13,000	
Depreciation	7,981	
Increase in assets:		
Advances and loans to registered representatives	(108,542)	
Prepaid expenses	(85,467)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(20,993)	
Payable to Parent	1,785	
Total Adjustments		326,487
Net Cash Used in Operating Activities		(1,059,893)
Cash Provided by Financing Activities		
Capital contributions from Parent		1,075,000
Net Increase in Cash		15,107
Cash - Beginning of year		2,723
Cash - End of year		$ 17,830

Supplemental Disclosures of Cash Flow Information:

Interest expense	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

DPEC Capital, Inc. (the "Company") was incorporated on February 9, 2001 in the state of Delaware. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), and the Securities Investor Protection Corp ("SIPC"), and clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company provides brokerage securities trading, private equity and venture capital investments, and advisory and other financial services to customers. There were no liabilities subordinated to the claims of creditors during the period ended December 31, 2013.

The Company is a wholly-owned subsidiary of Algodon Wines & Luxury Development Group, Inc. ("Parent"). The Company, in the normal course of business, enters into, and may be a party to, private equity transactions with the Parent and certain related affiliates (see Notes 7 and 14).

NOTE 2 - GOING CONCERN AND MANAGEMENT'S LIQUIDITY PLANS

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of asset amounts, or the classification of liabilities, that might be necessary should the Company be unable to continue as a going concern. The Company incurred losses of $1,386,380 during the year ended December 31, 2013. Cash used in operating activities was $1,059,893 for the year ended December 31, 2013. In addition, based upon projected revenues and expenses, the Company believes that it may not have sufficient funds to operate for the next twelve months. The aforementioned factors raise substantial doubt about the Company's ability to continue as a going concern.

The Company needs to raise additional capital in order to be able to accomplish its business plan objectives. The Company has historically satisfied its capital needs primarily from capital contributions from its Parent, which in turn has relied on the sale of equity and debt securities. This Company received capital contributions of $1,075,000 from its Parent for the year ended December 31, 2013. Management of the Parent is continuing its efforts to secure additional funds through the issuance of equity instruments. Management believes that it will be successful in obtaining additional financing; however, no assurance can be provided that the Company will be able to do so. There is no assurance that these funds will be sufficient to enable the Company to attain profitable operations or continue as a going concern. To the extent that the Company is unsuccessful, the Company may need to curtail its operations and implement a plan to extend payables and reduce overhead until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRIVATE EQUITY AND VENTURE CAPITAL

Private equity and venture capital revenues include fees earned from providing venture capital and private equity investments. These fees are recorded at the date on which the offering's contingencies have been satisfied, funds are released from escrow, and fees are earned.

Fees earned can include cash and securities, including warrants. Warrants are recorded as private equity and venture capital fees on the grant date based on the grant date fair value. For each financial reporting period, the warrants are revalued and any gain or loss is recognized as investment income or loss. The Company uses the Black-Scholes method to estimate the fair value of the warrants.

STOCK-BASED COMPENSATION

The Company is required to measure the cost of services received in exchange for an award of equity instruments based on the fair value of the award. The award is measured on the grant date and, for non-employees, the award is generally remeasured on interim financial reporting dates until the service period is complete. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. Estimated useful lives are seven years for furniture and fixtures. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any gain or loss on disposal is recognized.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in providing a broad range of securities brokerage and investment services to a diverse group of private investors, as well as corporate finance and investment banking services to corporations and businesses. The Company uses a clearing broker to process transactions and maintain customer accounts on a fee basis for the Company.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk, associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations, can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing broker for losses they incur while extending credit to the Company's clients. The maximum potential amount for future payments that the Company could be required to pay under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification. It is the Company's policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

The Company places its cash deposits with major financial institutions. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit. At December 31, 2013, all of the Company's cash is held at one financial institution.

PREPAID COMPENSATION

Loans are given to certain registered representatives as an incentive for their affiliation with the Company. The registered representatives sign an agreement with the Company, which specifies that portions of the loan will be forgiven on specific dates over a specified term, typically up to a five-year period. The loan is then amortized on a straight-line basis, which is included in clearing, commissions and related costs in the accompanying statement of operations. In the event a registered representative's affiliation with the Company terminates prior to the fulfillment of their contract, the registered representative is required to repay the unforgiven balance and the related accrued interest (rates up to 2% currently).

The Company considers establishing an allowance for uncollectible amounts to reflect the amount of loss that can be reasonably estimated by management. Determination of the estimated amount of uncollectible loans includes consideration of the amount of credit extended, the affiliation status, and the length of time each receivable has been outstanding, as it relates to each individual registered representative. As of December 31, 2013, the Company had $52,000 of unforgiven principal balances with two registered representatives, $10,917 of accumulated amortization, and a $40,000 reserve for potential non-collection.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVANCES AND LOANS TO REGISTERED REPRESENTATIVES

Advances and loans to registered representatives represent short-term loans to registered representatives of the Company. The Company has the right to recover such advances from other monies owed to the registered representatives in the ordinary course of business. The determination of the uncollectible accounts is based on the amount of credit extended, the length of time each receivable has been outstanding, and future compensation prospects, as it relates to each individual registered representative. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of commissions, clearing and related costs in the accompanying statement of operations. As of December 31, 2013, the Company has reserved approximately $114,000 for any potential non-collection.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising costs, which are included in business development in the accompanying statement of operations, were deemed to be nominal during the reporting period.

INCOME TAXES

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carry-forwards. The Company additionally establishes a valuation allowance to reflect the likelihood of realization of deferred tax assets.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-11, "Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists." This ASU addresses the requirements regarding the financial statement presentation of an unrecognized tax benefit within Accounting Standards Codification ("ASC") Topic 740 for the purpose of providing consistency between the financial reporting of U.S. GAAP entities. Generally, this ASU provides guidance for the preparation of financial statements and disclosures when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This ASU is effective for periods beginning after December 15, 2013 and is not expected to have any impact on the Company's financial statements or disclosures.

Other accounting standards that have been issued or proposed by the FASB, or other standards-setting bodies that do not require adoption until a future date, are not expected to have a material impact on the Company's financial statements upon adoption.

NOTE 4 - DUE FROM CLEARING BROKER

Due from clearing broker represents amounts due from the clearing organization consisting primarily of cash deposits in accordance with the clearing arrangement with the Company's clearing broker. The Company incurred clearing charges of approximately $12,000 for the year ended December 31, 2013, which are a component of commissions, clearing and related costs in the accompanying statement of operations.

NOTE 5 - ADVANCES AND LOANS TO REGISTERED REPRESENTATIVES

As of December 31, 2013, the Company has net outstanding advances and loans to registered representatives of $207,748. The total net balance consists of the following:

Advances and loans to registered representatives	$321,748
Allowance for uncollectible amounts	(114,000)
Total	$207,748

During 2013, the Company reversed $27,174 of the allowance and the credit was reflected within commissions, clearing and related costs in the accompanying statement of operations.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment, net, at December 31, 2013, consists of the following:

Furniture and fixtures	$62,396
Less: accumulated depreciation	(61,133)
Property and Equipment, Net	**$ 1,263**

Depreciation expense for the year ended December 31, 2013 was $7,981, and is included in occupancy and communication in the accompanying statement of operations.

NOTE 7 - INVESTMENT IN AFFILIATES

Investment in affiliates, at December 31, 2013, consisted of the following:

Investments in warrants of affiliates, not readily marketable	$ 320,313
Investment in affiliates, not readily marketable	1,509,381
Total Investment in Affiliates	**$1,829,694**

The investments in not readily marketable securities represent equity instruments of private companies recorded as investments at fair value. The warrants were received as a component of our fees for services rendered at fair value.

NOTE 8 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or developed by the Company. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1 - Valued based on quoted prices at the measurement date for identical assets or liabilities trading in active markets. Financial instruments in this category generally include actively traded equity securities.

NOTE 8 - FAIR VALUE MEASUREMENTS (CONTINUED)

- Level 2 - Valued based on (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active; (c) inputs other than quoted prices that are observable for the asset or liability; or (d) from market corroborated inputs. Financial instruments in this category include certain corporate equities that are not actively traded or are otherwise restricted.

- Level 3 - Valued based on valuation techniques in which one or more significant inputs is not readily observable. Included in this category are certain corporate debt instruments, certain private equity investments, and certain commitments and guarantees.

As of December 31, 2013:

Securities Owned at Fair Value	Level 1	Level 2	Level 3	Total
Warrants - affiliates	--	--	320,313	320,313
Investments - affiliates	--	--	1,509,381	1,509,381
		--		
Total	--	--	1,829,694	1,829,694

A reconciliation of Level 3 assets is as follows:

	Warrants	Investments
Balance - January 1, 2013	$362,455	$1,509,381
Received/purchases/issuances	305,167	--
Allocated to employees as compensation	(276,036)	--
Expired	(19,650)	--
Unrealized loss	(51,623)	--
Balance - December 31, 2013	$320,313	$1,509,381
Accumulated Unrealized Gain (Loss) Related to Securities Held at December 31, 2013	$ 11,769	$ (525,692)

NOTE 8 - FAIR VALUE MEASUREMENTS (CONTINUED)

The fair value of the warrants was determined based on the Black-Scholes model, which requires the input of highly subjective assumptions, including the expected share price volatility. Given that such shares were not publicly-traded, the Company developed an expected volatility figure based on a review of the historical volatilities, over a period of time, of similarly positioned public companies within the industry.

It is the Company's policy to distribute part or all of the warrants it receives to registered representatives or other employees who provided investment banking services. The total compensation expense (fair value) recorded related to these distributed warrants was $276,036 in 2013, which is a component of commissions, clearing and related costs in the accompanying statement of operations. These warrants had been earned through serving as placement agent on various private placement offerings.

NOTE 9 - INCOME TAXES

The accounts of the Company are included in the consolidated income tax returns filed by its Parent. The Company computes its tax accounts as if it were a separate entity.

As of December 31, 2013, the Company had approximately $2,987,000 of federal and state net operating loss ("NOL") carryovers available to offset future taxable income. These NOLs, if not utilized, begin expiring in 2022. In accordance with Section 382 of the Internal Revenue Code, deductibility of the Company's NOLs may be subject to an annual limitation in the event of a change of control. The Company performed a preliminary evaluation as to whether a change of control has taken place and concluded that a change of control occurred in June, 2012. Based on this analysis, it was determined that the Company's NOLs incurred through June 2012 are subject to an annual limitation of $80,109.

NOTE 9 - INCOME TAXES (CONTINUED)

At December 31, 2013, the Company's deferred tax assets (liabilities) consisted of the effects of temporary differences attributable to the following:

	Amount
Deferred Tax Assets:	
Net operating loss carryovers	$1,355,000
Excess of tax over book basis of investments	238,000
Non-deductible stock-based compensation	329,000
Allowance for uncollectible advances and loans	82,000
Prepaid compensation	6,000
Total Deferred Tax Assets	2,010,000
Valuation allowance	(1,865,000)
Deferred Tax Assets, Net of Valuation Allowance	145,000
Deferred Tax Liabilities:	
Excess of book over tax basis of warrants	(145,000)
Net Deferred Tax Asset (Liabilities)	$ --

The income tax provision consists of the following for the year ended December 31, 2013:

Current:	
Federal	$ --
State and local	--
	--
Deferred:	
Federal	404,000
State and local	135,000
	539,000
Change in valuation allowance	(539,000)
Income Tax Provision	$ --

NOTE 9 - INCOME TAXES (CONTINUED)

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate for the year ended December 31, 2013 is as follows:

Tax at federal statutory rate	(34.0)%
State and local income taxes, net of federal benefit	(11.3)
Stock based compensation deferred tax adjustment	6.3
Other permanent differences	0.1
Increase in valuation allowance	38.9
Effective Income Tax Rate	0.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. ASC 740 - "Income Taxes" requires that a valuation allowance be established when it is "more likely than not" that all, or a portion of, deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates, the length of carry-back and carry-forward periods, and expectations of future profits.

The Company believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has, therefore, established a full valuation allowance as of December 31, 2013. For the year ended December 31, 2013, the deferred tax asset valuation allowance increased by approximately $539,000.

The Company evaluated the provisions of ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken, or expected to be taken, in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken, or expected to be taken, in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits".

NOTE 9 - INCOME TAXES (CONTINUED)

A liability is recognized (or amount of net operating loss carry-forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740. As of December 31, 2013, no liability for unrecognized tax benefits was required to be recorded. The Company's policy for recording interest and penalties, if any, is to record such items as a component of income before income taxes. Penalties are recorded as part of other expenses and interest paid or received is recorded in interest expense or interest income, respectively, in the statement of operations. There were no amounts recorded for tax related penalties or interest for the year ended December 31, 2013. The Company does not expect its unrecognized tax benefit to change during the next twelve months. The Company's federal and state income tax returns for the tax years after 2009 remain open for examination by federal and state tax authorities.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital. This requires that the Company maintains minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

As of December 31, 2013, the Company's net capital exceeded the requirement by $38,271.

The Company had a percentage of aggregate indebtedness to net capital of approximately 57% as of December 31, 2013.

Advances, dividend payments, and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 11 - STOCKHOLDER'S EQUITY

STOCK OPTION PLANS

The Parent's 2008 Equity Incentive Plan (the "Plan") was approved by the Parent's Board on September 2, 2008, and was amended on January 18, 2011 and September 14, 2012 to provide for grants to purchase up to an aggregate of 9,000,000 shares. The Plan permits the granting of incentive and non-qualified stock options, restricted and unrestricted stock, performance awards, loans and grants. Under the Plan, (1) awards may be granted to employees, consultants, independent contractors, officers and directors; (2) the maximum term of any award shall be ten years from the date of grant; (3) the exercise price of any award shall not be less than the fair value on the date of grant.

STOCK OPTION GRANTS

On January 13, 2013, the Company's Parent granted an option to purchase 50,000 shares of common stock at an exercise price of $2.48 to an employee of the Company, pursuant to the 2008 Equity Incentive Plan. The option expires after five years. The $45,200 grant date fair value is being amortized over the four-year vesting period.

On June 30, 2013, the Company's Parent granted options to purchase a total of 450,000 shares of immediately vested common stock at an exercise price of $2.48 to three employees and a consultant of the Company, pursuant to the 2008 Equity Incentive Plan. The options expire after five years. The $269,730 grant date fair value was recognized immediately.

During the year ended December 31, 2013, the Company recognized compensation expense related to stock option grants of $429,553 to registered representatives, which is a component of commissions, clearing and related costs in the accompanying statement of operations. As of December 31, 2013, there was $273,405 of unrecognized stock-based compensation expense related to stock option grants that will be amortized over a weighted average period of 1.79 years.

The Company has computed the fair value of options granted using the Black-Scholes option pricing model. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate will be adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate, when it is material. The expected term of options granted represents the estimated period of time that options granted are expected to be outstanding were estimated based upon the "simplified" method for "plain-vanilla" options. Given that the Company's shares are not publicly traded, the Company developed an expected volatility figure based on a review of the historical volatilities, over a period of time, of similarly positioned public companies within its industry. The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the options.

NOTE 11 - STOCKHOLDER'S EQUITY (CONTINUED)

STOCK OPTION GRANTS (CONTINUED)

In applying the Black-Scholes option pricing model at grant date, the Company used the following weighted average assumptions:

Risk free interest rate	0.51%
Expected term (years)	2.61
Expected volatility	49.10%
Expected dividends	--
Forfeiture rate	5.00%

The weighted average estimated grant date fair value of the stock options granted during the year ended December 31, 2013 was $0.63 per share.

A summary of options activity during the year ended December 31, 2013 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Intrinsic Value
Balance - December 31, 2012	526,066	$4.70		
Granted	500,000	2.48		
Exercised	--	--		
Forfeited	--	--		
Cancelled	(65,733)	(9.21)		
Balance - December 31, 2013	960,333	$3.24	3.5	$ --
Exercisable - December 31, 2013	712,677	$3.12	3.7	$ --

NOTE 11 - STOCKHOLDER'S EQUITY (CONTINUED)

STOCK OPTION GRANTS (CONTINUED)

The following table presents information related to stock options at December 31, 2013:

Options Outstanding		Options Exercisable	
Exercise Price	Number of Options	Weighted Average Remaining Life In Years	Number of Options
$2.48	500,000	4.5	450,000
3.85	437,500	2.6	239,844
7.30	13,409	0.1	13,409
8.03	7,710	1.3	7,710
14.60	1,714	1.3	1,714
	960,333	3.7	712,677

CAPITAL CONTRIBUTION

The Company's Parent contributed an aggregate of $1,075,000 of capital to the Company during the year ended December 31, 2013.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company is subject to legal proceedings and claims arising from the ordinary course of its business. In the opinion of management, the aggregate liability, if any, with respect to such actions, will not have a material adverse effect on the financial condition or result of operations of the Company.

The partial settlement in May 2007 of a securities industry (FINRA) enforcement case first brought in 2004 left a few charges unresolved, principally, whether Company CEO, Scott Mathis, inadvertently or willfully failed to properly disclose the existence of certain federal tax liens on his Form U4 (the securities industry registration form) during the years 1996-2002. In December 2007, the FINRA Office of Hearing Officers ("OHO") held that Mr. Mathis negligently failed to make certain disclosures on his Form U4 concerning personal tax liens, and willfully failed to make other required Form U4 disclosures regarding those tax liens.

NOTE 12 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

LITIGATION (CONTINUED)

(All of the underlying tax liabilities were paid in 2003 so the liens were released in 2003.) Mr. Mathis received a three-month suspension, and a $10,000 fine for the lien nondisclosures. With respect to other non-willful late Form U4 filings relating to two customer complaints, he received an additional 10-day suspension (to run concurrently), plus an additional $2,500 fine. The suspension was completed on September 4, 2012, and all fines have been paid.

Mr. Mathis has never disputed that he failed to make, or timely make, these disclosures on his Form U4; he only disputed the willfulness finding. He appealed the decision (principally with respect to the willfulness issue) to the FINRA National Adjudicatory Council ("NAC"). In December 2008, NAC affirmed the OHO decision pertaining to the "willful" issue, and slightly broadened the finding. Thereafter, Mr. Mathis appealed the NAC decision to the Securities and Exchange Commission and thereafter to the U.S. Court of Appeals. In each instance, the decision of the NAC was affirmed.

Under FINRA's rules, the finding that Mr. Mathis was found to have acted willfully subjects him to a "statutory disqualification." This means that he might no longer be permitted to continue to work in the securities industry. In September 2012, Mr. Mathis submitted to FINRA an application on Form MC-400 in which he sought permission to continue to work in the securities industry, notwithstanding the fact that he is subject to a statutory disqualification. A decision on that application is expected in the first or second quarter of 2014. If such application is not successful, Mr. Mathis may be required to cease working for the Company, which could have a material adverse effect on the Company.

Over the past twelve months, the Company has been a named defendant or respondent in only one pending litigation or arbitration. In that case, initially brought in New York State court, the plaintiff, who is the widow of a former DPEC Capital customer, sued a DPEC Capital registered representative and DPEC Capital, alleging that defendants improperly invested the customer's money (while he was alive) in "volatile stocks" after representing that they would invest those funds in conservative investments. Plaintiff sought damages of $385,945, plus interest, from July 1, 2007. In April 2012, the Court granted defendants' motion to stay the court case and required plaintiff (in the capacity of administrator of her husband's estate) to proceed in arbitration. Following an arbitration hearing held in December 2013, the arbitrators unanimously ruled to dismiss all claims in the case. The spouse of the deceased customer technically has the right to pursue her individual claims in court, because she was not required to arbitrate. However, to date the plaintiff has not taken any action indicating an intention to proceed in court.

NOTE 13 - BENEFIT CONTRIBUTION PLAN

The Company's Parent sponsors a 401(k) profit-sharing plan that covers substantially all of its employees, including employees of DPEC Capital, Inc. The plan provides for a discretionary annual contribution, which is allocated in proportion to compensation. In addition, each participant may elect to contribute to the Plan by way of a salary deduction.

A participant is always fully vested in their account, including the Company's contribution. For the year ended December 31, 2013, the Company recorded a charge of approximately $7,203 for the 2013 contribution. This charge has been included as a component of commissions, clearing and related costs in the accompanying statement of operations and is also a component of stockholder's equity. The Parent will issue shares of its common stock to settle this obligation.

NOTE 14 – RELATED-PARTY TRANSACTIONS

The Company maintains equity investments in its Parent (indirectly) and certain affiliated companies, some of which were earned, pursuant to placement agency or settlement agreements. In addition, the Company periodically maintains receivable (payable) balances with its Parent and certain affiliates. See Note 7 for additional details.

During the year ended December 31, 2013, the Company's Parent contributed a total of $1,075,000 as additional paid-in capital. See Note 11 for additional details.

During the year ended December 31, 2013, the Company recorded $872,742 of private equity and venture capital fees arising from private placement transactions on behalf of certain affiliated companies pursuant to placement agency agreements. These revenues were generated from two entities, which represented 35% and 65% of private equity and venture capital fees during the year ended December 31, 2013, respectively. Of the total amount arising from affiliated companies, $567,575 represents cash fees and $305,167 represents fees in the form of warrants, which were recorded at fair market value as of the grant date using the Black-Scholes model. See Note 8 for additional details.

The Company entered into an agreement to pay its Parent a monthly amount to cover shared expenses based on estimated usage to cover office space, support staff and other operating expenses. Included in salaries and related costs, occupancy and communication, business development and other expenses in the accompanying statement of operations are $489,248 for charges paid to its Parent.

NOTE 15 - REVENUE CONCENTRATION

The Company considers significant revenue concentrations to be customers or employees, who account for 10% or more of the total revenues generated by the Company during the period. The Company had five active employees who accounted for 28%, 25%, 17%, 10% and 10% of private equity and venture capital fees. The Company had two customers who accounted for more than 10% of private equity and venture capital fees.

NOTE 16 - SUBSEQUENT EVENTS

For the period from January 1, 2014 through the date of the report, the Company's Parent contributed a total of $105,000 as additional paid-in capital in 2014.

On February 4, 2014, the Company received a letter of termination from its clearing broker, effective April 30, 2014. Since a clearing broker relationship is not essential for the Company's core business, it does not plan to replace the clearing broker.

Management has evaluated all subsequent events to determine if events or transactions, occurring through the date the financial statements were available to be issued, require adjustment to or disclosure in the financial statements.

DPEC CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

Stockholder's Equity		$ 2,182,670
Deductions		
Advances and loans to registered representatives, net	$ 207,748	
Property and equipment, net	1,263	
Investment in affiliates	1,829,694	
Prepaid expenses	100,694	
Non-allowable Deductions		2,139,399
Net Capital		$ 43,271
Aggregate Indebtedness		$ 24,559
A. Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)		$ 1,637
B. Minimum Dollar Net Capital Required		$ 5,000
Net Capital Required (Greater of A or B)		$ 5,000
Excess of Net Capital over Requirement		$ 38,271
Percentage of Aggregate Indebtedness to Net Capital		57%

See independent auditors' report.

DPEC CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2013

Reconciliation of Net Capital Computation:

	Stockholder's Equity	Non-Allowable Assets	Net Capital
Unaudited Balances - Original FOCUS (Form X-17A-5 Part IIA filed on January 24, 2014)	$ 2,249,670	$ 2,206,399	$ 43,271
Audit Adjustments:			
Prepaid expenses reserve provision	(67,000)	(67,000)	--
Audited Balances - Per this report and Amended FOCUS (Form X-17A-5 Part IIA filed on February 25, 2014)	$ 2,182,670	$ 2,139,399	$ 43,271

See independent auditors' report.

DPEC CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

See independent auditors' report.

DPEC CAPITAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

See independent auditors' report.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Stockholder of
DPEC Capital, Inc.

In planning and performing our audit of the financial statements of DPEC Capital, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ Phone 212.485.5500 ■ Fax 212.485.5501 ■ marcumllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchanges Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

New York, NY
February 25, 2014

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
DPEC Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by DPEC Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating DPEC Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). DPEC Capital, Inc.'s management is responsible for DPEC Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (related bank statement, and excel spreadsheet calculating the annual assessment and the accrued assessment expense, and traced the accrued expense to the trial balance), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, (excel spreadsheet reconciling the adjustments to the yearend trial balances), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (excel spreadsheet recalculating the SIPC-7 assessment expense) supporting the adjustments noting no difference.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ **Phone** 212.485.5500 ▪ **Fax** 212.485.5501 ▪ **marcumllp.com**

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

New York, NY
February 25, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052230 FINRA DEC
DPEC CAPITAL INC 5*5
135 5TH AVE 10TH FL
NEW YORK NY 10010-7101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Tim Holdesbaum 212-739-7655

2. A. General Assessment (item 2e from page 2) $ 2,156

B. Less payment made with SIPC-6 filed (exclude interest) (746)
7/30/2013
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1410

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1410

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DPEC CAPITAL, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 14 day of JANUARY, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 804,536
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	71,273
Total additions	71,273
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	12,000
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	1,122.11
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	13,122.11
2d. SIPC Net Operating Revenues	$ 862,687
2e. General Assessment @ .0025	$ 2,156

(to page 1, line 2.A.)

DPEC CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2013

MARCUM

ACCOUNTANTS ▲ ADVISORS

DPEC CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2013